Exhibit 99.1

Yintech Reports Second Quarter 2016 Unaudited Financial Results

SHANGHAI, China, Aug. 24, 2016 (GLOBE NEWSWIRE) — Yintech Investment Holdings Limited (NASDAQ:YIN) (“Yintech” or the “Company”), the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, today announced its unaudited financial results for the quarter ended June 30, 2016.

For the second quarter of 2016, Yintech’s customer trading volume was RMB414.3 billion (US$61.6 billion), a 126.4% increase compared to the second quarter of 2015. Yintech generated net commissions and fees in an amount of RMB 463.8 million (US$69.8 million), a 62.3% increase compared to the second quarter of 2015.

	For the three months ended
In RMB million, except otherwise specified	June 30, 2016	June 30, 2015	YoY Change	March 31, 2016	QoQ Change
Customer trading volume (in RMB billion)	414.3	183.0	126.4%	309.4	33.9%
Revenues	507.4	350.0	45.0%	402.9	25.9%
Net commissions and fees	463.8	285.7	62.3%	387.2	19.8%
Net income attributable to Yintech	201.1	129.1	55.8%	149.3	34.7%
EPS per ADS - diluted (RMB)	3.38	2.46	37.4%	2.81	20.3%

Non-GAAP data
Non-GAAP net income attributable to Yintech	208.3	136.8	52.3%	160.6	29.7%
Non-GAAP EPS per ADS - diluted (RMB)	3.50	2.60	34.6%	3.03	15.5%

“We are pleased to see our market position continue to strengthen in the second quarter of 2016,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “Our focus on providing high-quality mobile products and services through our own proprietary technology has helped us stand out from our competitors and gain market share. We just announced the acquisition of Gold Master, our nearest competitor in terms of customer trading volume and the leader on the Shanghai Gold Exchange, which will significantly enhance our presence on that exchange and solidify our overall market leadership.”

“We delivered excellent growth in customer trading volume, revenues and net income from the already high baseline we set for ourselves during the previous quarter,” commented Mr. Jingbo Wang, CFO of Yintech. “Our solid results were partly due to increased market volatility following the Brexit vote but more importantly, were a result of our continuous efforts to improve our technology and services, and expand our customer base. The acquisition of Gold Master will begin contributing to our bottom line immediately.”

Second Quarter 2016 Financial Results

Revenues were RMB507.4 million (US$76.3 million), an increase of 45.0% from RMB350.0 million in the same quarter last year and an increase of 25.9% from RMB402.9 million in the previous quarter. The increases were mainly due to the increases in net commissions and fees. Other revenues were RMB41 .5 million (US$6.2 million), an increase of 167.7% from RMB 15.5 million during the same quarter last year, primarily due to an increase in awards from the Guangdong Precious Metals Exchange.

Net commissions and fees were RMB463.8 million (US$69.8 million), an increase of 62.3% from RMB285.7 million in the same quarter last year and an increase of 19.8% from RMB387.2 million in the previous quarter. The increases were primarily due to the increase in customer trading volume, which were RMB414.3 billion (US$62.3 billion), an increase of 126.4% from RMB183.0 billion in the same quarter last year and an increase of 32.3% from the previous quarter. The increases were mainly attributable to (i) an expanding customer base (ii) increased trading activity as a result of high volatility in the commodities market, especially following the Brexit, (iii) increased trading volume as a result of the continuing development and expansion of the mini account business, and (iv) increased trading volume on the Shanghai Gold Exchange.

Expenses were RMB277.5 million (US$41.8 million), an increase of 42.6% from RMB194.6 million in the same quarter last year and an increase of 21.7% from RMB227.9 million in the previous quarter. The year-on-year increase in expenses was primarily due to an increase in employee compensation and benefit expenses resulting from the addition of personnel associated with the expansion of operations on the Shanghai Gold Exchange and the mini account business, and the increase in advertising and promotion expenses due to a series of marketing initiatives.

Net income was RMB201.8 million (US$30.4 million), an increase of 56.3% from RMB129.1 million in the same quarter last year and an increase of 33.7% from RMB151 .0 million in the previous quarter.

Net income attributable to Yintech was RMB201 .1 million (US$30.3 million), an increase of 55.7% from RMB129.1 million in the same quarter last year and an increase of 34.7% from RMB149.3 million in the previous quarter.

Diluted earnings per ADS were RMB3.38 (US$0.51), compared with diluted earnings per ADS of RMB2.46 in the same quarter last year and diluted earnings per ADS of RMB2.81 in the previous quarter.

Non-GAAP net income attributable to Yintech was RMB208.3 million (US$31.3 million), an increase of 52.3% from RMB136.8 million in the same quarter last year and an increase of 29.7% from RMB160.6 million in the previous quarter.

Non-GAAP diluted earnings per ADS were RMB3.50 (US$0.53), compared with non-GAAP diluted earnings per ADS of RMB2.60 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB3.03 in the previous quarter.

Other comprehensive income was RMB19.9 million (US$3.0 million), mainly resulted from foreign currency translation adjustments on proceeds from the Company’s initial public offering (“IPO”) on April 27, 2016.

As of June 30, 2016, the Company had cash of RMB1,205.9 million (US$181.5 million), compared with RMB362.5 million as of December 31, 2015. The increase was mainly due to the net proceeds of US$94.2 million received from the IPO and net proceeds of US$10.0 million received from a private placement to SINA Corporation (NASDAQ:SINA) concurrent with the IPO.

As of June 30, 2016, Total shareholders’ equity of Yintech was RMB1,415.2 million (US$212.9 million), compared with RMB363.6 million as of December 31, 2015.

Recent Developments

On August 24, 2016, the Company announced that it had entered into a definitive agreement to acquire a 100% stake in Gold Master (HK) Company Limited (“Gold Master”), the largest online commodity trading service provider on the Shanghai Gold Exchange and the second largest services provider nationwide after Yintech by customer trading volume in 2015. For further details of this acquisition, please refer to the Company’s press release titled “Yintech to Acquire the Second Largest Online Provider of Spot Commodity Trading Services in China” issued on August 24, 2016.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2016 Third Quarter Guidance

•                  Excluding contribution from Gold Master, customer trading volume will be in the range of RMB560 billion to RMB620 billion.

•                  Excluding contribution from Gold Master, revenues will be in the range of RMB570 million to RMB620 million.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6459 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2016. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Wednesday, August 24, 2016 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, August 31, 2016.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10091417

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on April 26, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ:YIN) is the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, according to Euromonitor. The Company facilitates the trading by individual customers of silver, gold and other precious metals and commodities on China’s three leading exchanges: the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Yintech provides customers with comprehensive services, including account opening, investor education, market information, research, live discussion boards and real-time customer support, the majority of which, is delivered through its proprietary client software and call center.

Operational Highlights

	For the three months ended			For the six months ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2015	June 30, 2016
Customer trading volume (in RMB billion)
Tianjing and Guangdong Exchanges [1]	183.0	262.2	316.4	365.0	578.6
Shanghai Gold Exchange [2]	—	29.6	37.7	—	67.3
Mini account business [3]	—	17.5	60.2	—	77.7
Total	183.0	309.4	414.3	365.0	723.6

Net commissions and fees (in RMB million)
Tianjing and Guangdong Exchanges [1]	285.7	366.5	416.5	552.9	783.0
Shanghai Gold Exchange [2]	—	9.6	12.4	—	22.0
Mini account business [3]	—	11.1	34.9	—	46.0
Total	285.7	387.2	463.8	552.9	851.0

Effective fee rate
Tianjing and Guangdong Exchanges [1]	0.156%	0.140%	0.132%	0.151%	0.135%
Shanghai Gold Exchange [2]	—	0.033%	0.033%	—	0.033%
Mini account business [3]	—	0.063%	0.058%	—	0.059%
Total	0.156%	0.125%	0.112%	0.151%	0.118%

Active accounts [4]
Tianjing and Guangdong Exchanges [1]	13,604	12,892	17,176
Shanghai Gold Exchange [2]	—	1,167	1,447
Mini account business [3]	—	42,242	57,333
Total	13,604	56,301	75,956

Tradable accounts [5]
Tianjing and Guangdong Exchanges [1]	42,900	53,783	60,762
Shanghai Gold Exchange [2]	—	1,396	2,069
Mini account business [3]	—	87,302	179,170
Total	42,900	142,481	242,001

Note

(1) Refer to our regular account business on the Tianjing Precious Metals Exchange and the Guangdong Precious Metals Exchange

(2) Refer to our regular account business on the Shanghai Gold Exchange

(3) Refer to our mini account business on the Guangdong Precious Metals Exchange

(4) Refer to a customer account that executed at least one trade through us in a given period

(5) Refer to a customer account that has been activated and has remained tradable as of the end of a given period

Combined and Consolidated Statements of Comprehensive Income 6
In RMB ‘000, except otherwise specified

	For the three months ended			For the six months ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2015	June 30, 2016
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Commissions and fees, net	285,736	387,188	463,841	552,895	851,029
Trading gains/(losses), net [7]	47,127	932	1,694	29,452	2,626
Interest and investment income	1,643	238	359	2,633	597
Other revenues	15,488	14,567	41,502	20,344	56,069
	349,994	402,925	507,396	605,324	910,321

Expenses
Employee compensation and benefits	(102,392)	(131,360)	(136,903)	(175,556)	(268,263)
Advertising and promotion	(57,208)	(50,131)	(95,386)	(105,588)	(145,517)
Information technology and communications	(8,100)	(10,654)	(8,922)	(15,098)	(19,576)
Occupancy and equipment rental	(10,080)	(12,723)	(15,378)	(20,979)	(28,101)
Taxes and surcharges	(6,057)	(8,504)	(6,542)	(11,410)	(15,046)
Other expenses	(10,805)	(14,539)	(14,337)	(25,871)	(28,876)
	(194,642)	(227,911)	(277,468)	(354,502)	(505,379)

Income before income taxes	155,352	175,014	229,928	250,822	404,942
Income taxes	(26,241)	(24,052)	(28,079)	(38,786)	(52,131)
Net income	129,111	150,962	201,849	212,036	352,811
Less: Non-controlling interests	—	(1,674)	(798)	—	(2,472)
Net income attributable to Yintech	129,111	149,288	201,051	212,036	350,339
Other comprehensive income	—	(273)	19,944	—	19,671
Comprehensive income	129,111	149,015	220,995	212,036	370,010

Earnings per ADS [8] (RMB)
Basic	2.58	2.99	3.60	4.24	6.62
Diluted	2.46	2.81	3.38	4.04	6.19

Note:

(6) Information derived from our unaudited interim combined and consolidated financial statements.

(7) Net trading gain in second quarter 2015 was mainly due to trading loss from spot commodity contracts as a result of serving as counterparty to our customers’ trades. Commencing on August 23, 2015, our gains and losses arising from spot commodity contracts with customers are transferred to, and absorbed by a third party fund pursuant to our risk and return transfer arrangement. We no longer generate trading gains or losses from spot commodity contracts as long as the risk and return transfer arrangement remains in force. Net trading gains in first half of 2016 resulted from available-for-sale investments.

(8) Each ADS represents 20 ordinary shares.

Reconciliation of GAAP to Non-GAAP Results
In RMB ‘000, except otherwise specified

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2016	2016	2015	2016
Net income attributable to Yintech	129,111	149,288	201,051	212,036	350,339
Add:Share-based compensation	7,670	11,322	7,270	15,870	19,048
Non-GAAP net income attributable to Yintech	136,781	160,610	208,321	227,906	369,387
Non-GAAP earnings per ADS (RMB)
Basic	2.74	3.22	3.73	4.56	6.98
Diluted	2.60	3.03	3.50	4.34	6.53

Consolidated Balance Sheets 9
In RMB ‘000, except otherwise specified

	December 31, 2015	June 30, 2016
	Audited	Unaudited
Assets
Cash	362,461	1,205,872
Derivative assets	445	16,122
Available-for-sale investments	75,670	21,570
Deposits with clearing organizations	239,904	198,822
Equipment and leasehold improvements	18,315	22,086
Deferred tax assets	3,782	30,052
Goodwill	—	3,262
Other assets	79,180	142,810
Total Assets	779,757	1,640,596

Liabilities and Shareholders’ Equity

Derivative liabilities	14,336	15,313
Amount due to related parties	118,880	5,058
Income tax payable	23,385	63,505
Accounts payable	3,645	5,767
Accrued employee benefits	76,503	91,785
Dividend payable	126,876	—
Other liabilities	52,535	43,927
Total liabilities	416,160	225,355

Equity attributable to Yintech shareholders	363,597	1,409,769
Equity attributable to non-controlling interests	—	5,472
Total shareholders’ equity	363,597	1,415,241

Total liabilities and shareholders’ equity	779,757	1,640,596

Note:

(9) Information derived from our audited annual combined and consolidated financial statements and unaudited interim combined and consolidated financial statements.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department

Phone: +86 21 2028 9009 ext 8091

E-mail: ir@baidao.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com